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Pivovar West Brewing

Czech-Style Brewery

Oceanside, CA 92054
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Early Investor Bonus: The investment multiple is increased to 1.7 for the next $25,000 invested.
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THE PITCH
Pivovar West Brewing is seeking investment to open a czech-style brewery.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID 19 RELIEF. REVIEW SPECIFICS
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INVESTOR PERKS

Pivovar West Brewing is offering perks to investors. You earn perks based on your total investment amount in this business.

Investor Package Invest $1,000 or more to qualify. 100 of 100 remaining

Customized Glassware, T Shirt & Work Shirt, 15% discount in the tasting rooms and restaurants, and first access to special releases that could be as little as 300 bottles.

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THE TEAM
Nyle Molina
Head Brewer/Owner/CEO

Hello from beautiful California! My name is Nyle Molina, and some of you may know me as the former Head Brewer from successful and hyped brewery Abnormal Beer Co. Well, if you didn't know I started this journey in culinary school to open a restaurant. I then went on to run restaurants for almost 7 years before taking an opportunity to manage multiple Home Depot stores and corporate projects. 10 years into the corporate retail game I realized how vibrant my passion was still for opening a restaurant. I went back to obtain my bachelor's degree in Hospitality Management and brush up on the industry. It didn't take long for my direction to shift to beer. A wine class elective is what actually got me to start home brewing beer. From there I finished my last two years at Florida International University as the T.A. for the brewing sciences professor. Soon after I landed my first professional brewing gig at Funky Buddha Brewery in Oakland Park, FL. I quickly jumped on the opportunity to take a brewer position with Green Flash Brewing a year later and fulfilled another life-long dream of mine, moving to California. After 2 years at Green Flash, I took a position at Abnormal Beer Co. In San Diego, CA. They made wine, had a fancy restaurant, and a brewery. Needless to say this was the most perfect opportunity for me. From there I spent 4 years developing brands, recipes, SOP's, and planning our growth. This includes making a list of "The 50 Fastest Growing Breweries" in 2018 with an increase of almost 300%. In the same time I was taking the Abnormal Beer job, I met my wife Pavla. She was born in the Czech Republic and is the main cultural reference point for this project, and helped solidify our direction for the brewery. She has all her family there still so we visit often and have strong connections to some of the oldest breweries in the world.

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BUSINESS MODEL

Pivovar West Brewing Co. will be a brewery/tasting room with to-go beers available in cans, crowlers, and growlers. We will have a very limited self-distribution footprint to maintain quality and the guest experience expected when serving our beers, especially our house Czech Premium Lager. There will be a smaller brewery at the beginning that will eventually become the dedicated Pivovar West Ale House, and it will be home to our food truck serving European Comfort Foods like Czech Goulash and Shepard's Pie. From there we will open a full scale brewpub that will then become the official Pivovar West Lager House + European Comfort Foods, keeping the original combo brewery as our Ale House with the Food Truck. The new facility will then house a showpiece brew house imported from the Czech Republic that will enhance the guest experience even further.

Tasting Room/Self-Distribution. Our unique tasting room experience as the only Czech-style brewery in San Diego, CA
A highly experienced, award winning, head brewer producing the highest quality beer
Located in a highly trafficked area on a main street only blocks from the Pacific Ocean
Hundreds of single-family homes and apartments within walking distance of the brewery
Our own packaging and distribution contracts allow us to reach customers all over the country
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OUR BEERS

Pivovar West Brewing Co. is San Diego, CA's only Czech Lager + Ale House, owned and operated by a proven San Diego head brewer and his Czech-born wife. In a sea of craft beer, we believe a more traditionally styled brewery will stand out from the crowd and the lager style appeals to a wide array of beer driners. Places like Bierstadt, German lager brewery in Denver, CO, are admired and loved by most brewers and beer fans alike for their amazingly true to style interpretations of lager beer. We will bring the same authenticity through our tasting room experience and our beers. The main difference being that we will offer an IPA and other ale styles mainly for barrel aging.

Czech Pilsner and a Dark Czech Lager
Traditional Lagers
IPAs
Imperial Pastry Stout
Berlinerweiss
Belgian Blonde
Plenty of other specially made international styles
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1,500 Barrels per year
Production
3,500 sq. ft.
Floor Space
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Prospective Location

Our current prospective location is in the heart of Oceanside, CA. We would share a 7000sqft building with a coffee roaster that is already in the other space. The 3500sqft space is currently ready for our renovations but otherwise a brand new turnkey brewery and tasting room. It is part of a real estate project called "Brewery Igniter", a program designed for start-up breweries like us. They have already had several successful projects and breweries that have grown enough to move on or lease extra space. This will be the largest buildout yet in terms of square footage and has the best location. We would lease the finished space, including all of the equipment, and would only be responsible for finishing touches in the tasting room to fit our brewery's unique theme.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment,Product, Build-Out of Facility $47,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $825,500 $1,582,000 $1,735,000 $1,905,491 $2,096,040
Cost of Goods Sold $371,429 $711,811 $780,652 $857,363 $943,099
Gross Profit $454,071 $870,189 $954,348 $1,048,128 $1,152,941

EXPENSES

Rent $180,000 $184,500 $189,112 $193,839 $198,684
Utilities $54,000 $55,350 $56,733 $58,151 $59,604
Salaries $155,000 $297,044 $325,772 $357,784 $393,562

Insurance $18,000 $18,450 $18,911 $19,383 $19,867

Repairs & Maintenance $12,000 $12,300 $12,607 $12,922 $13,245

Legal & Professional Fees $1,200 $1,230 $1,260 $1,291 $1,323

Operating Profit $33,871 $301,315 $349,953 $404,758 $466,656

This information is provided by Pivovar West Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

Investment Round Status

Target Raise $50,000

Maximum Raise $100,000

Amount Invested $0

Investors 0

Investment Round Ends June 9, 2021

Summary of Terms

Legal Business Name PIVOVAR WEST BREWING COMPANY LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $25,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 1%-2%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date July 1, 2027

Financial Condition

Forecasted milestones

Pivovar West Brewing Co. forecasts the following milestones:

Secure lease in San Diego County, CA by June 1, 2021.

Hire for the following positions by September, 2021: Beertender, Cellarman/Delivery Driver, Salesperson. (Add more as business grows).

Achieve $1,600,000 revenue per year by 2023.

Achieve $500,000 profit per year by 2023.

Start Full Brewpub with Showpiece Lager Brewery Project by mid-2024, Open by 2025.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Pivovar West Brewing Co.'s fundraising. Other funding is coming directly from the owners or family investments. However, Pivovar West Brewing Co. may require additional funds from alternate sources at a later date as we grow. Assets currently held are our business name, web addresses, and social media handles.

No operating history

Pivovar West Brewing Co. was established in January 2020. Unfortunately, the COVID pandemic put a stop to us even signing a lease so we have no operational history. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
Payments and Return Are Unpredictable

Because your payments are based on the revenue of Pivovar West Brewing Co., and the revenue of Pivovar West Brewing Co. can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return. We have done our best to accurately and safely forecast the next 5 years, but many factors can affect the revenue and profitability of a brewery. Raw goods and packaging materials cost can fluctuate drastically and this can have an affect on the business, positive and negative. Also, new laws and regulations around beer and its manufacturing could erode the bottom line.

The Company Might Need More Capital

Pivovar West Brewing Co. might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Pivovar West Brewing Co. is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether. All of this becomes an even more important consideration when investing in a brewery. A brewery is a very capital intensive business to run and revenue for a product produced and distributed may take up to 3 months to receive. These challenges tend to lead to more lending in order to grow the business into profitability.

Limited Operating History

Pivovar West Brewing Co. is a newly established entity and has no history for prospective investors to consider. However, one of the managing members has extensive experience in running a successful brewery even through extremely uncertain times like the past year's COVID pandemic.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Pivovar West Brewing to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Real Estate Risk

Pivovar West Brewing is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Pivovar West Brewing is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

Limited Services

Pivovar West Brewing operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Pivovar West Brewing competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Pivovar West Brewing's core business or the inability to compete successfully against the with other competitors could negatively affect Pivovar West Brewing's financial performance.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Changes in Economic Conditions Could Hurt Pivovar West Brewing

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Pivovar West Brewing's financial performance or ability to continue to operate. In the event Pivovar West Brewing ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Pivovar West Brewing nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Pivovar West Brewing will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Pivovar West Brewing is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Pivovar West Brewing will carry some insurance, Pivovar West Brewing may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Pivovar West Brewing could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Pivovar West Brewing's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Future Investors Might Have Superior Rights

If Pivovar West Brewing needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Pivovar West Brewing is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Pivovar West Brewing fails to generate enough revenue, you could lose some or all of your money.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Pivovar West Brewing to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Pivovar West Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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